# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Performant Healthcare, Inc., CIK 0001550695
CUSIP: 71377E105
Title of class of securities: Common Stock - $0.0001 par value
Address of issuer's principal executive offices: 900 South Pine Island Road, Suite 150, Plantation, Florida (FL), 33324
Date of event which requires filing of this statement: 08/05/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001792549

## Reporting persons
- Topline Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Collin McBirney: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Topline Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Performant Healthcare, Inc.
Address of issuer's principal executive offices: 900 South Pine Island Road, Suite 150, Plantation, FL 33324

## Item 2. Person Filing
Name of person filing: Topline Capital Management, LLC ("TCM"), Collin McBirney and Topline Capital Partners, LP ("TCP" or the "Fund")
Address of principal business office or, if none, residence: 544 Euclid Street, Santa Monica, CA 90402
Citizenship: Reference is made to Row 4 of pages 2 - 4 of this Schedule 13G (this "Schedule"), which are incorporated by reference herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: Reference is hereby made to Rows 5-9 and 11 of pages 2, 3 and 4 of this Schedule, which are incorporated by reference herein. As of November 14, 2025 the Fund does not beneficially own any shares of the issuer's common stock.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Topline Capital Management, LLC: /s/ Collin McBirney, By: Collin McBirney, Managing Member (11/14/2025)
- Collin McBirney: /s/ Collin McBirney, Collin McBirney (11/14/2025)
- Topline Capital Partners, LP: /s/ Collin McBirney, By: Topline Capital Management, LLC, the general partner By: Collin McBirney, its Managing Member (11/14/2025)